Catapult Advisors LLC
(SEC ID No. 8-53494)

Annual Audit Report

December 31, 2023

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53494

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/23____ AND ENDING ____12/31/23____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Catapult Advisors LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__201 Spear Street, Suite 1188__
                                         (No. and Street)

__San Francisco__	__California__	__94105__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Ron Lissak__	__(415) 593-4520__	__rlissak@catapultadvisors.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst Wintter & Associates LLP__
(Name – if individual, state last, first, and middle name)

__675 Ygnacio Valley Blvd, Suite A200__	__Walnut Creek__	__California__	__94596__
(Address)	(City)	(State)	(Zip Code)

__February 24, 2009__	__3438__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California   )

County of **San Francisco**   )

On **February 28, 2024** before me, **Linda Wong, a notary public**
_____ Date _____   _____ Here Insert Name and Title of the Officer _____

Personally appeared **Ron Lissak**
_____ Name(s) of Signer(s) _____

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

LINDA WONG
COMM. # 2424728
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. NOV. 1, 2026

Signature _____

_____ Signature of Notary Public _____

Place Notary Seal Above

-- **OPTIONAL** --

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document **annual audit (public)** Document Date **Feb 28, 2024**

Number of Pages **11** Signer(s) Other Than Named Above **no other signers**

Capacity(ies) Claimed by Signer(s)

Signer's Name _____

☐ Corporate Officer—Title(s) _____
☐ Partner   ☐ Limited   ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other _____

Signer Is Representing _____

Signer's Name _____

☐ Corporate Officer—Title(s) _____
☐ Partner   ☐ Limited   ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other _____

Signer Is Representing _____

OATH OR AFFIRMATION

I, Ron Lissak   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Catapult Advisors LLC   , as of December 31, 2023   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached CA Certificate
Acknowledgement
Jurat



Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Catapult Advisors LLC

Table of Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to the Financial Statement   3 - 7

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Catapult Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Catapult Advisors LLC's auditor since 2002.

Walnut Creek, California

February 23, 2024

Catapult Advisors LLC

Statement of Financial Condition

As of December 31, 2023

Assets		
Cash	$	90,889
Accounts receivable, net of $52,500 allowance for credit losses		-
Taxes receivable		47,039
Prepaid expenses and other assets		26,518
Furniture and equipment, net of $5,723 accumulated depreciation		1,035
Total Assets	$	165,481

Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	2,700
Accrued expense		41
Total Liabilities		2,741
Members' Equity		
4,952 units		162,740
Total Members' Equity		162,740
Total Liabilities and Members' Equity	$	165,481

The accompanying notes are an integral part of this financial statement.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2023

1. **Organization**

   Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority ("FINRA") on November 28, 2001. Under this form of organization, members are not liable for the debts of the Company. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. **Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2023.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, a $52,500 allowance for a credit loss was considered necessary as of December 31, 2023.

   Furniture & Equipment
   Furniture and equipment are valued at cost. Depreciation is recorded on the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

   Income Taxes
   Typically, the Company is taxed as a partnership under the Internal Revenue Code and a similar state statute where, in lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no liability for federal or state income taxes is included in this financial statement.

   The Company is no longer subject to state income tax examination by authorities for years before 2019.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2023

2. **Significant Accounting Policies** *(continued)*

Income Taxes *(continued)*
The Company is a California pass-through entity ("PTE") that has elected to be taxed at 9.3% of qualified net income at the entity level. The payments related to this tax allow the owners of the Company to claim a credit against their personal taxes. Therefore, these tax payments are treated as distributions to the owners and the tax is not in the scope of ASC 740 *Accounting for Income Taxes* for the Company. At December 31, 2023, the overpayment receivable for 2022 taxes was $47,039.

In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2023.

3. **Revenue from Contracts with Customers**

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers were $7,500 and $0 as of January 1, 2023 and December 31, 2023, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of January 1, 2023 and December 31, 2023, there were no revenue amounts deferred.

Contract Costs
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred.

4. **Employee Benefit Plans**

The Company maintains a Simplified Employee CB Plan – Individual Retirement Account ("SEP-IRA") plan, a 401(k) profit sharing plan ("401(k)") and a cash balance CB Plan plan ("CB Plan") for eligible employees.

Under a SEP-IRA in 2023, for any qualifying employee that has had more than three years in service, the Company is permitted to contribute up to twenty-five percent of the employee's total compensation not to exceed $66,000 for those under the age of 50. For employees over the age of 50, the Company is permitted to contribute up to twenty-five percent of the employee's total compensation not to exceed $73,500. As of December 31, 2023, the Company did not make a contribution to the SEP-IRA.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2023

4. **Employee Benefit Plans** *(continued)*

The 401(k) was effective as of January 1, 2023 and covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401(k), up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401(k). As of December 31, 2023, the Company did not accrue a contribution to the 401(k).

The CB Plan was effective as of January 1, 2023 with the Chief Executive Officer of the Company as the designated trustee of CB Plan assets. To participate in the CB Plan, an employee must have completed a thousand hours of service in a twelve-month period and have attained the age of twenty-one years. Specifically excluded from the CB Plan are leased employees, employees who are covered by collective bargaining agreements, or non-resident aliens who have received no earned income in the United States. For a member of group one, the CB Plan provides it will contribute $317,000 annually. For a member of group two, the CB Plan provides it will contribute $0 annually. For all other eligible employees, the CB Plan will contribute 3% of the employee's compensation each year. In addition, each account will be credited at the end of each interest credit period with an interest crediting rate equal to an annualized interest rate of four percent. Each participant's accrued benefit interest will vest based on years of vesting service. Each year, the Company's contributions to the CB Plan are actuarially determined.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

The annual measurement date is December 31 for the CB Plan benefits.

Summary of CB Plan Assets as of December 31, 2023				
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market (a)	$ 303,461	$ 303,461	-	-
Exchange Traded Funds (b)	17,611	17,611	-	-
Total	$ 321,072	$ 321,072	-	-

(a) Investment vehicles for cash reserves.
(b) Securities with the primary objective of approximating the risk and return characteristics of the S&P 500 Index and S&P 700 Index.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2023

4. **Employee Benefit Plans** *(continued)*

Assumptions used in the measurement of the CB Plan at December 31, 2023	
Effective interest rate	4.96%
Cash balance projected interest crediting rate	4.00%
Cash balance post-retirement conversion	4.00%
Actuarial cost method	Unit Credit funding method
Retirement age	Age 65 and 5 years of participation

Effective April 1, 2023, the Company amended the CB Plan to cease a participant's accrued benefit, to exclude compensation paid after the effective date in calculating a participant's benefit, and to disallow any new participants. Due to the amendment, the amount of monthly retirement benefit to be provided for each participant shall be equal to his accrued benefit determined as of April 1, 2023. Therefore, for the CB Plan as of and for the year ended December 31, 2023, there was no net periodic benefit cost, no contributions paid, no CB Plan amounts recognized in the Statement of Financial Condition and no expected future service expected to be paid.

GAAP requires an employer disaggregate the service cost component from the other components of net CB Plan benefit cost and report the service cost component in the same income statement line item as other compensation costs arising from services rendered by the pertinent employees during the year. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. Since the CB Plan was amended, no service cost and other components of the CB Plan's net benefit cost were included in the accompanying Statement of Operations for the year ended December 31, 2023.

Summary of the CB Plan as of December 31, 2023	
Change in Plan Assets	
Fair value of plan assets at January 1	$ -
Actual return on plan assets	14,072
Employer contributions	307,000
Fair value of plan assets at December 31	$ 321,072
Funded Status	
Funding target	$ (299,215)
Fair value of plan assets	321,072
Prefunding balance at end of year	$ 21,857

5. **Related Party Transactions**

During 2022, the Company entered into an arbitration with a formerly employed member ("former employee"). In 2022, the Company accrued $86,150 for the February 15, 2023 arbitration award. As of December 31, 2023, the arbitration award was paid.

On June 30, 2023, the Company entered into a transfer and assumption agreement with former employee. Per the agreement, all shares owned by former employee were transferred to another member for $20,000 thereby terminating the former employee's ownership in the Company and claims against the Company.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2023

6. **Risk Concentrations**

The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2023, the Company's net capital was $88,148 which exceeded the requirement by $83,148.

8. **Subsequent Events**

The Company has evaluated subsequent events through February 23, 2024, the date which the financial statements were issued.